

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Mark Labay
Chief Financial Officer
Everi Holdings Inc.
7250 S. Tenaya Way, Suite 100
Las Vegas, Nevada 89113

> **Re: Everi Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-32622**

Dear Mark Labay:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services